UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

       ---------------------------------------------------

                          SCHEDULE 13D

                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934

                      SportsLine.com, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                          848-934-10-5
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         January 2, 2002
     (Date of Event which Requires Filing of this Statement)

       ---------------------------------------------------


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                        Page 2 of 17 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
-----------------------------------------------------------------
                    S.S. No.
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------

/  / (b)
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization       United States
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power
Shares                                        --------------
Beneficially        (8)  Shared Voting Power       11,872,312
Owned by                                       --------------
Each                (9)  Sole Dispositive Power
Reporting                                      --------------
Person              (10) Shared Dispositive Power  11,422,312
With
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    11,872,31
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 32.9%
-----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)       IN
-----------------------------------------------------------------

                                          Page 3 of 17 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NAIRI, Inc.
-----------------------------------------------------------------
                    I.R.S Identification No.  04-3446887
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power
Shares                               -----------------------------
Beneficially        (8)  Shared Voting Power       11,872,312
Owned by                            -----------------------------
Each                (9)  Sole Dispositive Power
Reporting                           -----------------------------
Person              (10) Shared Dispositive Power  11,422,312
With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    11,872,312
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 32.9%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                 CO
-----------------------------------------------------------------

                                          Page 4 of 17 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    National Amusements, Inc.
-----------------------------------------------------------------
                    I.R.S Identification No.  04-2261332
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Maryland
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
Shares                              -----------------------------
Beneficially        (8)  Shared Voting Power       11,872,312
Owned by                           -----------------------------
Each                (9)  Sole Dispositive Power
Reporting                          -----------------------------
Person              (10) Shared Dispositive Power  11,422,312
With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    11,872,312
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 32.9%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)    CO
-----------------------------------------------------------------

                                          Page 5 of 17 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
-----------------------------------------------------------------
                    I.R.S Identification No.  04-2949533
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
Shares                              -----------------------------
Beneficially        (8)  Shared Voting Power       11,872,312
Owned by                            ----------------------------
Each                (9)  Sole Dispositive Power
Reporting                          -----------------------------
Person              (10) Shared Dispositive Power  11,422,312
With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    11,872,312
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares      (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 32.9%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------

                                          Page 6 of 17 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Westinghouse CBS Holding Company, Inc.
-----------------------------------------------------------------
                    I.R.S No.  25-1776511
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
Shares                            -----------------------------
Beneficially        (8)  Shared Voting Power       11,422,312
Owned by                          -----------------------------
Each                (9)  Sole Dispositive Power
Reporting                          ----------------------------
Person              (10) Shared Dispositive Power   11,422,312
With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    11,422,312
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 31.6%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------

                                        Page 7 of 17 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    CBS BROADCASTING INC.
-----------------------------------------------------------------
                    I.R.S. Identification No.  13-0590730
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)             N/A
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization            New York

-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
Shares                              -----------------------------
Beneficially        (8)  Shared Voting Power        11,422,312
Owned by                            -----------------------------
Each                (9)  Sole Dispositive Power
Reporting                           -----------------------------
Person              (10) Shared Dispositive Power   11,422,312
With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    11,422,312
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)    31.6%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)    CO
-----------------------------------------------------------------

                                           Page 8 of 17 Pages
Item 1.   Security and Issuer.
          --------------------
               This Amendment No. 1 (the "Amendment") hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 15, 2000 (the "Schedule 13D") by CBS Broadcasting Inc. ("CBSBI"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of SportsLine.com, Inc., a Delaware corporation ("SportsLine" or the "Issuer") with its principal executive office located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

Item 2.     Identity and Background.
            ------------------------

     Item 2 is amended and restated in its entirety as follows:

          "This Statement is filed by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons").

          CBSBI, a New York corporation, has its principal executive offices at 1515 Broadway, New York, New York 10036. CBSBI's principal business is the CBS television network and television broadcasting. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

          W/CBS HCI, a Delaware corporation, has its principal office at 1515 Broadway, New York, New York 10036 and its main asset is its ownership of CBSBI. 100% of the issued and outstanding stock of W/CBS HCI is owned by Viacom.

          Viacom, a Delaware corporation, has its principal executive offices at 1515 Broadway, New York, New York 10036 and is a diversified entertainment and communications company. At January 2, 2002, approximately 68% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 11% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, was owned by NAIRI.

          NAIRI, a Rhode Island corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main asset is its shares of Viacom Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

          NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America and holding the common stock of NAIRI. Sumner M. Redstone is the beneficial owner of 66-2/3% of the issued and outstanding shares of capital stock of NAI as a voting trustee of the Sumner M. Redstone Trust, and is the voting trustee of an additional 16-2/3% of the voting securities of NAI, held by the National Amusements, Inc. SER Voting Trust.

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom.

                                           Page 9 of 17 Pages


          The executive officers and directors of CBSBI, W/CBS
HCI, Viacom, NAIRI and NAI, as of December 15, 2001, are set forth on Schedules I through V attached hereto, containing the following information with respect to each such person:

          (a)  Name;

          (b)  Residence or business address; and

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          During the last five years, none of the Reporting Persons or any person named in any of Schedules I through V attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Except for Jan Leschly, who is a Danish citizen, all of the directors of CBSBI, W/CBS HCI, Viacom, NAIRI and NAI, including Mr. Sumner M. Redstone, are citizens of the United
States.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------
          Item 5 is amended as follows:

        "(a) and (b)CBSBI is the beneficial owner, with shared dispositive and voting power, of 11,422,312 shares, or approximately 31.6%, of the Issuer's issued and outstanding Common Shares (based on 36,100,922 Common
        Shares reported by the Issuer to be issued and outstanding as of January 2, 2002).

        W/CBS HCI is the beneficial owner, with shared dispositive and voting power, of 11,422,312 shares, or approximately 31.6%, of the Issuer's issued and outstanding Common Shares (based on 36,100,922 Common
        Shares reported by the Issuer to be issued and outstanding as of January 2, 2002).

        Viacom (i) is the beneficial owner, with shared dispositive and voting power, of 11,422,312 shares, and
        (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by Westwood One, Inc. ("WWO"), as a result of an agreement between WWO and one of Viacom's wholly-owned subsidiaries, for a total beneficial ownership of 11,872,312 shares or approximately 32.9%, of the Issuer's issued and outstanding Common Shares (based on 36,100,922 Common Shares reported by the Issuer to be issued and outstanding as of January 2, 2002).

                                             Page 10 of 17 Pages

        NAIRI (i) is the beneficial owner, with shared dispositive and voting power, of 11,422,312 shares, and
        (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, for a total beneficial ownership of 11,872,312 shares or approximately 32.9%, of the Issuer's issued and outstanding Common Shares (based on 36,100,922 Common Shares reported by the Issuer to be issued and outstanding as of January 2, 2002).

        NAI (i) is the beneficial owner, with shared dispositive and voting power, of 11,422,312 shares, and (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, for a total beneficial ownership of 11,872,312 shares or approximately 32.9%, of the Issuer's issued and outstanding Common Shares (based on 36,100,922 Common Shares reported by the Issuer to be issued and outstanding as of January 2, 2002).

        As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed (i) is the beneficial owner, with shared dispositive and voting power, of 11,422,312 shares, and (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, for a total beneficial ownership of 11,872,312 shares or approximately 32.9%, of the Issuer's issued and outstanding Common Shares (based on 36,100,922 Common Shares reported by the Issuer to be issued and outstanding as of January 2, 2002).


        (c) Common Stock Warrants, entitling the Reporting Persons to acquire up to an aggregate of 680,000 Common Shares from the Issuer, expired on December 31, 2001. On January 2, 2002, SportsLine issued 6,882,312 Common Shares to CBSBI pursuant to the terms of its contract with CBSBI dated March 5, 1997, as amended.



Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          99.1 Joint Filing Agreement among CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone.

                                        Page 11 of 17 Pages

                           Signatures
                         --------------


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


January 4, 2002


                                   CBS Broadcasting Inc.

                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Westinghouse CBS Holding
                                   Company, Inc.

                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.


                                   By:  /s/ Michael D. Fricklas
                                        -----------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and Secretary


                                   NAIRI, Inc.


                                   By:   /s/ Sumner M. Redstone
                                        -----------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.

                                   By:   /s/ Sumner M. Redstone
                                        -----------------------
                                        Sumner M. Redstone
                                        Chairman and Chief
					Executive Officer



                                    /s/ Sumner M. Redstone
                                   -----------------------
                                   Sumner M. Redstone
                                   Individually

                                        Page 12 of 17 Pages


                           SCHEDULE I

                      CBS BROADCASTING INC.
                      ---------------------

                          EXECUTIVE OFFICERS
                                                  NAME AND ADDRESS
                                                  OF CORPORATION OR
           BUSINESS OR        PRINCIPAL           OTHER ORGANIZATION
NAME       RESIDENCE ADDRESS  OCCUPATION          IN WHICH EMPLOYED
---------  -----------------  OR EMPLOYMENT       -----------------
                              -----------------
Mel        Viacom Inc.        President and       Viacom Inc.
Karmazin   1515 Broadway      Chief Operating     1515 Broadway
           New York, NY       Officer of Viacom   New York, N.Y.
           10036              Inc.                10036

Louis J.   CBS                Executive Vice      CBS
Briskman*  1515 Broadway      President and       1515 Broadway
           New York, NY       General Counsel of  New York, N.Y. 1036
           10036              CBS Television

Michael    Viacom Inc.        Executive Vice      Viacom Inc.
D.         1515 Broadway      President,          1515 Broadway
Fricklas*  New York, NY       Secretary and       New York, N.Y.
           10036              General Counsel,    10036
                              Viacom Inc.

Leslie     Viacom Inc.        President and       CBS Television
Moonves    7800 Beverly       Chief Executive     7800 Beverly Blvd.
           Blvd.              Officer of CBS      Los Angeles, CA
           Los Angeles, CA    Television          90036
           90036

Fredric    Viacom Inc.        President,          CBS TELEVISION
G.         1515 Broadway      CBS Television      STATIONS
Reynolds   New York, NY       Stations Group      513 WEST 57TH
           10036                                  STREET New York,
                                                  New York 10019
*Also a director

                                        Page 13 of 17 Pages


                           SCHEDULE II

             WESTINGHOUSE CBS HOLDING COMPANY, INC.
             --------------------------------------

                          EXECUTIVE OFFICERS
                                                  NAME AND ADDRESS
                                                  OF CORPORATION OR
           BUSINESS OR        PRINCIPAL           OTHER ORGANIZATION
NAME       RESIDENCE ADDRESS  OCCUPATION          IN WHICH EMPLOYED
---------  -----------------  OR EMPLOYMENT       ------------------
-                             -----------------
Mel        Viacom Inc.        President and       Viacom Inc.
Karmazin   1515 Broadway      Chief Operating     1515 Broadway
           New York, NY       Officer of Viacom   New York, N.Y.
           10036              Inc.                10036

Louis J.   CBS                Executive Vice      CBS
Briskman*  1515 Broadway      President and       1515 Broadway
           New York, NY       General Counsel of  New York, N.Y. 1036
           10036              CBS Television

Michael    Viacom Inc.        Executive Vice      Viacom Inc.
D.         1515 Broadway      President,          1515 Broadway
Fricklas*  New York, NY       Secretary and       New York, N.Y.
           10036              General Counsel,    10036
                              Viacom Inc.

Leslie     Viacom Inc.        President and       CBS Television
Moonves    7800 Beverly       Chief Executive     7800 Beverly Blvd.
           Blvd.              Officer of CBS      Los Angeles, CA
           Los Angeles, CA    Television          90036
           90036

Fredric    Viacom Inc.        President,          CBS TELEVISION
G.         1515 Broadway      CBS Television      STATIONS
Reynolds   New York, NY       Stations Group      513 WEST 57TH
           10036                                  STREET New York,
                                                  New York 10019

*Also a director

                                        Page 14 of 17 Pages


                          SCHEDULE III

                           VIACOM INC.
                          ------------

                          EXECUTIVE OFFICERS
                                                  NAME AND ADDRESS
                                                  OF CORPORATION OR
           BUSINESS OR        PRINCIPAL           OTHER ORGANIZATION
NAME       RESIDENCE ADDRESS  OCCUPATION          IN WHICH EMPLOYED
---------  -----------------  OR EMPLOYMENT       -------------------
           -                  ----------------    --
Sumner M.  Viacom Inc.        Chairman of the     National Amusements,
Redstone*  1515 Broadway      Board and Chief     Inc.
           New York, NY       Executive Officer   200 Elm Street
           10036              of Viacom Inc.;     Dedham, MA  02026
                              Chairman of the
                              Board and Chief
                              Executive Officer
                              of National
                              Amusements, Inc.;
                              President and
                              Chief Executive
                              Officer of Viacom
                              International Inc.

Mel        Viacom Inc.        President and       President and Chief
Karmazin*  1515 Broadway      Chief Operating     Operating Officer
           New York, NY       Officer Viacom      of Viacom Inc.
           10036              Inc. and Viacom
                              International Inc.

Michael    Viacom Inc.        EVP, General        Viacom
D.         1515 Broadway      Counsel and         International Inc.
Fricklas   New York, NY       Secretary of        1515 Broadway
           10036              Viacom Inc. and of  New York, NY  10036
                              Viacom
                              International Inc.

Susan C.   Viacom Inc.        Vice President,     Viacom
Gordon     1515 Broadway      Controller, Chief   International
           New York, NY       Accounting Officer  Inc.
           10036              of Viacom Inc. and  1515 Broadway
                              Viacom              New York, NY 10036
                              International Inc.

William    Viacom Inc.        Sr. VP, Human       Viacom
A. Roskin  1515 Broadway      Resources and       International Inc.
           New York, NY       Administration of   1515 Broadway
           10036              Viacom Inc. and     New York, NY  10036
                              Viacom
                              International Inc.

Richard    Viacom Inc.        Sr. EVP, Chief      Viacom
J.         1515 Broadway      Financial Officer   International Inc.
Bressler   New York, NY 10    of Viacom Inc. and  1515 Broadway
                              Viacom              New York, NY  10036
                              International Inc.
*Also a Director


                              DIRECTORS
----------------------------------------------------------------------
David      Lourie and Cutler  Attorney            Lourie and Cutler
Andelman   60 State Street                        60 State Street
           Boston, MA  02109                      Boston, MA  02109

George S.  Winer & Abrams     Attorney            Winer & Abrams
Abrams     60 State Street                        60 State Street
           Boston, MA 02109                       Boston, MA  02109

George H.  AKAMAI             Chairman and Chief  AKAMAI Technologies
Conrades   Technologies       Executive Officer   500 Technology
           500 Technology     of                  Square
           Square             AKAMAI              Cambridge, MA 02139
           Cambridge, MA      Technologies
           02139

Philippe   DND Capital        Co-Chairman and     DND Capital
P. Dauman  Partners, LLC      CEO of DND Capital  Partners, LLC
           9 West 57th  St.   Partners LLC        9 West 57th St.
           New York, N.Y.                         New York, N.Y.
           10019                                  10019

                                          Page 15 of 17 Pages
                          SCHEDULE III
                           (continued)


                              DIRECTORS
                                                  NAME AND ADDRESS
                                                  OF CORPORATION OR
           BUSINESS OR        PRINCIPAL           OTHER ORGANIZATION
NAME       RESIDENCE ADDRESS  OCCUPATION          IN WHICH EMPLOYED
---------  -----------------  OR EMPLOYMENT       -------------------
           -                  ----------------    --
William H. The College        President and       The College
Gray III   Fund/UNCF          Chief Executive     Fund/UNCF
           8260 Willow Oaks   Officer of The      8260 Willow Oaks
           Corporate Drive    College Fund/UNCF   Corporate Drive
           Fairfax, VA 22031                      Fairfax, VA 22031

Jan        Care Capital LLC   Chairman and CEO    Care Capital LLC
Leschly    Princeton          Care Capital LLC    Princeton Overlook
           Overlook 1                             1
           100 Overlook                           100 Overlook Center
           Center and Route,                      and Route, Suite
           Suite 102                              102
           Princeton, NJ                          Princeton, NJ 08540
           08540

David T.   Orion Safety       Chairman and Chief  Orion Safety
McLaughlin Products           Executive Officer   Products
           46 Newport road    of                  46 Newport road
           New London, NH     Orion Safety        New London, NH
           03257              Products            03257

Ken Miller Credit Suisse      Senior Advisor      Credit Suisse First
           First Boston       Credit Suisse       Boston Corporation
           Corporation        First Boston        11 Madison Avenue
           11 Madison Avenue  Corporation         22nd Floor
           - 22nd Floor                           New York, NY  10010
           New York, NY
           10010

Leslie     Viacom Inc.        President and       CBS Television
Moonves    1515 Broadway      Chief Executive     7800 Beverly Blvd.
           New York, NY       Officer of CBS      Los Angeles, CA
           10036              Television          90036

Brent D.   c/o Showtime       Director of         National
Redstone   Networks Inc.      National            Amusements, Inc.
           1633 Broadway      Amusements, Inc.    200 Elm Street
           New York, NY                           Dedham, MA  02026
           10019

Shari      National           President of        National
Redstone   Amusements, Inc.   National            Amusements, Inc.
           200 Elm Street     Amusements, Inc.    200 Elm Street
           Dedham, MA  02026  and Executive Vice  Dedham, MA  02026
                              President of
                              NAIRI, Inc.

Fredric V. Verizon            Vice Chairman and   Verizon
Salerno    Communications     CFO, Verizon        Communications
           1095 Avenue of     Communications      1095 Avenue of the
           the Americas                           Americas
           New York, NY                           New York, NY  10036
           10036

William    Cadwalader         Counsel             Cadwalader
Schwartz   Wickersham & Taft                      Wickersham & Taft
           100 Maiden Lane                        100 Maiden Lane
           New York, N.Y.                         New York, N.Y.
           10038                                  10038


Ivan       Verizon            President and Co-   Verizon
Seidenberg Communications     Chief Executive     Communications
           1095 Avenue of     Officer of Verizon  1095 Avenue of the
           the Americas       Communications      Americas
           New York, NY                           New York, NY  10036
           10036

Patty      Bill and Melinda   Co-Chair and        Bill and Melinda
Stonesifer Gates              President of        Gates
           Foundation         Bill and Melinda    Foundation
           1551 Eastlake      Gates Foundation    1551 Eastlake Ave.
           Ave. East                              East
           Seattle, WA 98102                      Seattle, WA 98102

Robert D.  Cardinal Health,   Chairman and Chief  Cardinal Health,
Walter     Inc.               Executive Officer   Inc.
           7000 Cardinal      of Cardinal         7000 Cardinal Place
           Place              Health, Inc.        Dublin, OH 43017
           Dublin, OH 43017

                                          Page 16 of 17 Pages


                           SCHEDULE IV

                           NAIRI, INC.
                       -------------------

                          EXECUTIVE OFFICERS
                                                   NAME AND ADDRESS
                                                   OF CORPORATION OR
           BUSINESS OR        PRINCIPAL            OTHER ORGANIZATION
NAME       RESIDENCE ADDRESS  OCCUPATION           IN WHICH EMPLOYED
--------   -----------------  OR EMPLOYMENT        -------------------
                              ------------------   --
Sumner M.  Viacom Inc.        Chairman of the      National
Redstone*  1515 Broadway      Board of Viacom      Amusements, Inc.
           New York, NY       Inc.; Chairman of    200 Elm Street
           10036              the Board and Chief  Dedham, MA  02026
                              Executive Officer
                              of National
                              Amusements, Inc.;
                              Chairman and
                              President of NAIRI,
                              Inc.

Shari      National           President of         National
Redstone*  Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and Executive Vice   Dedham, MA  02026
                              President of NAIRI,
                              Inc.

Jerome     National           Vice President and   National
Magner     Amusements, Inc.   Treasurer of         Amusements, Inc.
           200 Elm Street     National             200 Elm Street
           Dedham, MA  02026  Amusements, Inc.     Dedham, MA  02026
                              and NAIRI, Inc.

Richard    National           Vice President of    National
Sherman    Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026

*Also a Director

                                          Page 17 of 17 Pages


                           SCHEDULE V

                    NATIONAL AMUSEMENTS, INC.
                    ------------------------

                          EXECUTIVE OFFICERS
                                                   NAME AND ADDRESS
                                                   OF CORPORATION OR
           BUSINESS OR        PRINCIPAL            OTHER ORGANIZATION
NAME       RESIDENCE ADDRESS  OCCUPATION           IN WHICH EMPLOYED
---------- -----------------  OR EMPLOYMENT        ------------------
                              -------------------
Sumner M.  Viacom Inc.        Chairman of the      National
Redstone*  1515 Broadway      Board and Chief      Amusements, Inc.
           New York, NY       Executive Officer    200 Elm Street
           l0036              of Viacom Inc.;      Dedham, MA  02026
                              Chairman of the
                              Board and Chief      Viacom Inc.
                              Executive Officer    1515 Broadway
                              of National          New York, N.Y.
                              Amusements, Inc.;    10036
                              Chairman and
                              President of NAIRI,
                              Inc.

Shari      National           President of         National
Redstone*  Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and Executive Vice   Dedham, MA  02026
                              President of NAIRI,
                              Inc.

Jerome     National           VP and Treasurer of  National
Magner     Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.,    200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026


Richard    National           Vice President of    National
Sherman    Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026

*Also a director

                              DIRECTORS
                                                   NAME AND ADDRESS
                                                   OF CORPORATION OR
          BUSINESS OR         PRINCIPAL            OTHER ORGANIZATION
NAME      RESIDENCE ADDRESS   OCCUPATION           IN WHICH EMPLOYED
--------- ------------------  OR EMPLOYMENT        -------------------
                             ------------------
George S. Winer & Abrams      Attorney             Winer & Abrams
Abrams    60 State Street                          60 State Street
          Boston, MA  02109                        Boston, MA  02109

David     Lourie and Cutler   Attorney             Lourie and Cutler
Andelman  60 State Street                          60 State Street
          Boston, MA  02109                        Boston, MA  02109

Philippe  DND Capital         Co-Chairman and CEO  DND Capital
P. Dauman Partners, LLC       of DND Capital       Partners, LLC
          9 West 57th  St.    Partners LLC         9 West 57th St.
          New York, N.Y.                           New York, N.Y.
          10019                                    10019

Brent D.  c/o Showtime        Director of          National
Redstone  Networks Inc.       National             Amusements, Inc.
          1633 Broadway       Amusements, Inc.     200 Elm Street
          New York, NY                             Dedham, MA  02026
          10019